NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Adastra to Defend Lawsuit

LANGLEY, BC, March 15, 2023 - Adastra Holdings Ltd. (CSE: XTRX) (FRA: D2EP) ("Adastra" or the "Company"), a leading cannabis company focused on processing, adult-use and medical sales, organoleptic testing and analytical testing, advises that it has been served with a civil claim filed in the Supreme Court of British Columbia pursuant to the Class Proceedings Act, R.S.B.C. 1996, c. 50 alleging that the Company's press release of February 22, 2023 (the "Press Release") misstated certain material facts which mislead the plaintiff in the claim. The suit also names the Company's subsidiary Adastra Labs Inc. and the Company's Chief Executive Officer Mr. Michael Forbes.

The Company denies the allegations in the claim and specifically that the Press Release was misleading and intends to vigorously defend against these allegations should the class action be certified.

Currently, no specific amount of damages is claimed.

About Adastra Holdings Ltd.

Adastra has become one of Canada's leaders in the supply and manufacturing of ethnobotanical and cannabis products for lawful adult-use. It serves medical markets and engages in forward-looking therapeutic applications. With cannabis concentrate products sold through retailers at more than 1,600 locations across Canada, Adastra's Phyto Extractions and Endgame Extracts brands are now well established with a solid distribution presence. As a Health Canada licensed facility, it specializes in extraction, distillation and manufacturing of a range of cannabis-derived products. Adastra partners with healthcare professionals and practitioners within the regulated environment to create products suitable for the medical cannabis market, with the ultimate aim of addressing the needs of patients. For more information, visit: www.adastraholdings.ca.

Contacts

Michael Forbes, CEO, Corporate Secretary & Director

(778) 715-5011

michael@adastraholdings.ca

Alyssa Barry, Media & Investor Relations

(604) 997- 0965

ir@adastraholdings.ca

Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation concerning the business of the Company. Forward-looking information is based on certain key expectations and assumptions made by the management of the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information. Important factors that could cause actual results to differ materially from those expressed in the forward-looking information include: changes in the laws and underlying regulations governing drugs in Canada; the availability of a qualified workforce; changes in regulations or licensing affecting the Company's business; patient's access to products containing controlled substances and other factors beyond the control of the Company. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.